September 5, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 7 to Registration Statement on Form F-4
           Filed August 29, 2025
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2025 letter.
 September 5, 2025
Page 2

Amendment No. 7 to Registration Statement on Form F-4 Filed August 29, 2025
Item 21. Exhibits and Financial Statements Schedules
Exhibit 23.2 and Exhibit 23.5, page II-2

1. Please provide a currently dated consent from your auditors. Refer to Item
       601(b)(23)(i) of Regulation S-K.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jenny Chen-Drake, Esq.